Mail Stop 3561

July 13, 2006

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aéreas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

   Re: GOL Linhas Aéreas Inteligentes S.A. (the Company)
     Form 20-F for the Fiscal Year Ended December 31, 2005
     File No. 1-32221

Dear Mr. Lark:

  We have reviewed your response letter dated July 5, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 5. Deposits, page F-10

1.   We note your response to our prior comment number one, including the lease
        agreement side letters that you recently obtained. In your response, you state that
        the side letters clarify that maintenance reserves are fully refundable. However,
        this does not appear consistent with language in many of the side letters and legal
        opinions you provided. For instance, example 1.1 of the Automatic LLC, GATX,
        and C.I.T. letters states "The aircraft is returned and lessor retains $150,000" and
        the RBS letter states "such funds…remain with the lessor." You also previously
        stated on a telephone conference call with us that maintenance reserves, while
        required in your older leases, were not required by lessors in your more recent
        leases. However, the April 8, 2005 lease with RBS Aerospace that you provided
        in your last response states in section 1.4(c) of schedule 13 that supplemental rent
        amounts paid by the lessee are the sole and exclusive property of the lessor and
        the lessor shall be entitled to retain absolutely any credit balance remaining after
        the expiration of the lease. Notwithstanding these inconsistencies, we cannot
        concur with your conclusion that reserves are fully refundable based on these side
        letters. We believe your historical accounting for your leases should be based on
        the terms of your leases as executed, rather than on recently obtained side letters.
        Further, even if you formally amended your leases based on these side letters, we
        believe that such amended terms would be properly accounted for on a
        prospective basis. We believe you should amend your Form 20-F and restate your
        financial statements to account for all nonrefundable maintenance reserve
        payments as expenses in the period in which hours or cycles are flown.

2.   In addition, please provide us with a detailed schedule that rolls forward your
        maintenance reserves by aircraft for each of the years in the three years ended
        December 31, 2005. Please include all aircraft leased under long-term leases
        since your inception that required maintenance reserves or any other payments
        (other than fixed, upfront, refundable security deposits) for which you deferred
        expense recognition. Please organize the schedule by lessor and include the
        following: aircraft serial number, date of original lease, name and description of
        payment for which you deferred expense recognition, amounts deferred by period,
        amounts expensed by period directly related to maintenance performed, any other
        amounts expensed by period not directly related to maintenance performed (along
        with notation describing the nature of such charges), and period end balances.
        Please also provide a summary schedule that reconciles the amounts expensed by
        period and the period end balances from the roll forward to the amounts reported
        in your consolidated financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant